UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2023

Commission file number: 001-41760

ParaZero Technologies Ltd.

(Translation of registrant’s name into English)

30 Dov Hoz

Kiryat Ono, 5555626, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On September 12, 2023, ParaZero Technologies Ltd. (the “Company”) held an Annual General Meeting of Shareholders (the “Meeting”) as described in the Company’s Notice and Proxy Statement dated August 8, 2023, attached as Exhibit 99.1 to the Company’s Report on Form 6-K dated August 8, 2023.

At the Meeting, the following resolutions were adopted:

ITEM 1 – RE-ELECTION OF CURRENTLY SERVING NON-EXTERNAL DIRECTORS

RESOLVED, to re-elect Mr. Amitay Weiss to serve as a director of the Company until the next annual meeting following his election, or until he ceases to serve in his office in accordance with the provisions of the Company's Articles of Association or any law, whichever is the earlier.

RESOLVED, to re-elect Dr. Roy Borochov to serve as a director of the Company until the next annual meeting following his election, or until he ceases to serve in his office in accordance with the provisions of the Company's Articles of Association or any law, whichever is the earlier.

RESOLVED, to re-elect Mr. Moshe Revach to serve as a director of the Company until the next annual meeting following his election, or until he ceases to serve in his office in accordance with the provisions of the Company’s Articles of Association or any law, whichever is the earlier.

RESOLVED, to re-elect Ms. Tali Dinar to serve as a director of the Company until the next annual meeting following her election, or until she ceases to serve in her office in accordance with the provisions of the Company’s Articles of Association or any law, whichever is the earlier.

ITEM 2 – ELECTION OF DIRECTORS TO SERVE AS EXTERNAL DIRECTORS

RESOLVED, that Ms. Naama Falach Avrahamy be and hereby is elected to serve as an External Director of the Company for a period of three years following the Meeting, and that the compensation she is entitled to as described in the proxy statement be and is hereby approved, and to further approve and determine that she will be entitled to additional compensation in the form of options as may be approved in the future as part of a scheme of grant of options to all non-executive directors.

RESOLVED, that Mr. Yigal Shtief be and hereby is elected to serve as an External Director of the Company for a period of three years following the Meeting, and that the compensation he is entitled to as described in the proxy statement be and is hereby approved, and to further approve and determine that he will be entitled to additional compensation in the form of options as may be approved in the future as part of a scheme of grant of options to all non-executive directors.

ITEM 3 – APPOINTMENT OF COMPANY’S AUDITORS FOR FISCAL YEAR 2023

RESOLVED, to approve the appointment of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, as the Company’s independent auditors for the fiscal year ending December 31, 2023 (the “Auditors”), instead of Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm, and to authorize the Board, upon the recommendation of the Audit Committee, to determine the Auditors remuneration.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ParaZero Technologies Ltd.

Date: September 12, 2023	By:	/s/ Boaz Shetzer
		Name:	Boaz Shetzer
		Title:	Chief Executive Officer

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